FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2013

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-2697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Report of Material Event dated August 5, 2013

FOR IMMEDIATE RELEASE

Inquiries-Please contact:
Andres Veszpremy
General Counsel
Phone: (562) 2351-1187
E-mail: aveszpremy@bbvaprovida.cl

AFP PROVIDA S.A. (NYSE: PVD) REPORTS A MATERIAL EVENT

On August 5, 2013, Mr. Andrés Veszpremy Schilling, Alternate Chief Executive Officer of AFP Provida, has reported a material event to the Superintendent of Pension (SP), to the Superintendent of Securities and Insurance (SVS) and to all the Chilean Stock Exchanges. This communication informed the following:

Please be advised that the Board of Directors of AFP Provida has decided to summon an Extraordinary Shareholders’ Meeting on August 27, 2013, at 100 Pedro de Valdivia Avenue, first floor, Providencia, Santiago of Chile at 9:00, to consider the following matters:

1.	To approve the distribution of an extraordinary dividend of Ch$82.9214 per share, against retained earnings from previous years, for a total amount of Ch$27,473,247,000.

2.	To grant the necessary powers of attorney to implement the resolutions adopted in the aforementioned Shareholder’s meeting and request the necessary authorizations.

The first notice of the aforementioned Extraordinary Shareholder’s Meeting will be published in the newspaper "El Mercurio" on August 12, 2013, while the remaining two notices will be published in the same newspaper on August 19 and 23, 2013, respectively.

Santiago, Chile, August 5, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	August 6, 2013	By:	/s/ Juan Sepúlveda
			Name:	Juan Sepúlveda
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	August 6, 2013	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.